Exhibit 21.1

List of subsidiaries of the Registrant

Subsidiaries

Name	Jurisdiction of Formation

Golden Sun Education Group Limited	Hong Kong

Golden Sun Education Group Limited	Hong Kong
Wenzhou Golden Sun Education Development Co., Ltd.	PRC
Wenzhou Lilong Logistics Services Co., Ltd.	PRC
Shanghai Golden Sun Gongyu Education Technology Co., Ltd.	PRC
Shanghai Xianjin Technology Development Co., Ltd.	PRC
Shanghai Hongkou Practical Foreign Language School	PRC
Shanghai Zhouzhi Culture Broadcast Co., Ltd.	PRC
Hangzhou Jicai Tutorial School Co., Ltd.	PRC
Shanghai Yangpu District Jicai Tutorial School	PRC
Shanghai Qinshang Education Techlonogy Co., Ltd.	PRC

Various Interest Entity

Name	Jurisdiction of Formation

Wenzhou City Longwan District Chongwen Middle School	PRC

Wenzhou City Ouhai District Art School	PRC